
N
W
E
S
48+00 E
50+00 E
53+00 E
55+00 E
5417500 mN
BL 50+00 N
Jaclyn North Zone
Jaclyn Main Zone
91,92
93
95,96
94
97,98
BL 50+00 N
11033M
11034M
Christopher Zone
Jaclyn South Zone
562500 mE
Buchans Highway
Legend
91
Completed Phase 3 hole
2002- 2007 Drillhole
Quartz Vein Zones
Pond
Drill Road
Stream
Road
Grid Line
CROSSHAIR
GOLDEN PROMISE PROJECT
JACLYN DRILL PLAN
250 metres
UTM NAD27 Zone21
January, 2008